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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC
Mail Processing
Section

FEB 27 2017

Washington

SEC FILE NUMBER
8-44868

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/16_____ AND ENDING _____12/31/16_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BHIRUD ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6 THORNDAL CIRCLE, SUITE 205
                    (No. and Street)

DARIEN   CONNECTICUT   06820
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SURESH L. BHIRUD - PRESIDENT   (203) 662-6659
                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
            (Name - if individual, state last, first, middle name)

250 West 57th Street, Suite 1632   New York   New York   10107
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of
facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>Suresh L. Bhirud, President</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of <u>Bhirud Associates, Inc.,</u> <u>(Company)</u>, as of <u>December 31, 2016</u>, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Suresh L. Bhirud, President

Sworn and subscribed to before me this _14th_ day of _February_ , 20 _17_ .

This report contains (check all applicable boxes):

		Report of Independent Registered Public Accounting Firm.	1
(x)	(a)	Facing page.	
(x)	(b)	Balance Sheet.	
(x)	(c)	Statement of Operations.	3
(x)	(d)	Statement of Cash Flows.	4
(x)	(e)	Statement of Changes in Stockholder's Equity.	5
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (not applicable).	
(x)		Notes to Financial Statements.	6-8
(x)	(g)	Computation of Net Capital	9
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (not applicable)	
( )	(j)	A Reconciliation, including appropriate explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).	
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not applicable)	
(x)	(l)	An Oath or Affirmation.	
( )	(m)	A Copy of the SIPC Supplemental Report (not required).	
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.	
(x)	(o)	Review report on management's assertion letter regarding (k)(2)(ii) exemption.	10
(x)	(p)	Management's assertion letter regarding (k)(2)(ii) exemption.	11

BHIRUD ASSOCIATES, INC.

(SEC I.D. No. 8-44868)

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

FOR THE YEAR ENDED DECEMBER 31, 2016

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

REVIEW REPORT REGARDING EXEMPTION PROVISIONS



VB&T

Certified Public Accountants, PLLC

250 W57th Street
Suite 1632
New York, NY 10107
T:1.212.448.0010
F:1.888.997.2262

E-mail:
fvb@getcpa.com
rtse@getcpa.com
info@getcpa.com
www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bhirud Associates, Inc.

We have audited the accompanying statement of financial condition of Bhirud Associates, Inc., (the Company) as of December 31, 2016, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bhirud Associates, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

VB?T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

Registered with the Public Company Accounting Oversight Board
Member of the American Institute of Certified Public Accountants

1

BHIRUD ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2016

ASSETS

Cash	$	56,165
Marketable securities, at fair value		10,281
Prepaid expense		1,089
Property and equipment, net of accumulated depreciation		12,092
Total Assets	$	79,627

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	11,875
Total Liabilities		11,875
Contingencies		-
Stockholder's Equity:		
Common stock, no par value, 200 shares authorized,		
100 shares issued and outstanding		30,000
Additional paid-in capital		112,277
Accumulated (deficit)		(74,525)
Total Stockholder's Equity		67,752
Total Liabilities and Stockholder's Equity	$	79,627

See Independent Accountants' Report and Accompanying Notes

2

BHIRUD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues:		
Commissions	$	1,021
Fee income		198,838
Loss on securities		(12,356)
Total Revenue		187,503
Expenses:		
Officer's compensation		62,000
Dues and subscriptions		17,115
Salaries & wages		32,040
Payroll taxes and employee benefits		16,346
Clearing costs		271
Travel and automobile		14,055
Rents		6,000
Meals and entertainment		12,403
Office supplies and expenses		8,567
Telephone		4,694
Professional fees		3,546
Insurance		2,301
Regulatory fees		3,104
Depreciation		1,764
Total Expenses		184,206
Net income	$	3,297

BHIRUD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows Provided By Operating Activities:		
Net income	$	3,297
Adjustment to reconcile net income to		
net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Depreciation expense		1,764
Decrease in marketable securities		12,498
Decrease in prepaid expense		468
Decrease in other receivable		7,351
Increase in accounts payable and accrued expenses		10,048
Net Cash Provided by Operating Activities		35,425
Cash Flows From By Investing Activities:		-
Cash Flows From Financing Activities:		-
Net Increase In Cash		35,425
Cash, January 1, 2016		20,739
Cash, December 31, 2016	$	56,165

BHIRUD ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-In Capital	Accumulated (deficit)	Total Stockholder's Equity
Balance, January 1, 2016	$ 30,000	$ 112,277	$ (77,822)	$ 64,455
Net income	-	-	3,297	3,297
Balance, December 31, 2016	$ 30,000	$ 112,277	$ (74,525)	$ 67,752

1. **ORGANIZATION AND NATURE OF BUSINESS**

    Bhirud Associates, Inc. (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corp. (SIPC).

    The company is registered as a broker dealer with FINRA and the SEC. The company is also registered as an investment advisor with the state of Connecticut. The Company's main business is supplying "Macroeconomic Equity Research" services to institutional clients.

    The Company acted as a broker-dealer and was exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) and is not responsible for compliance with Section 4(c) of Regulations T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing firm.

    The Company, during 2016, was engaged as a securities broker-dealer and investment advisor, and limited its business to agency and riskless principal transactions.

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Revenues

    Fee Income - Fees are for research services as these services are provided on both an ongoing and on a demand basis. The Company bills for these fees as they are earned.

    Securities Sales

    During the year ended December 31, 2016, the Company had a net loss (realized and unrealized) on securities of $12,356.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Valuation and Fair Value Measurements

The Company utilizes various methods to measure the fair value of its investments on a recurring basis. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods. The three levels of input are:

Level 1
Unadjusted quoted prices in active markets that the Company has the ability to access for identical assets or liabilities.

Level 2
Observable inputs other than quoted prices included in Level 1. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar (but not identical) instruments, and similar data.

Level 3
Unobservable inputs for the asset or liability, to the extent relevant observable inputs are not available, representing the Company's own assumptions about what a market participant would use in valuing the asset or liability, based on the best information available.

As of December 31, 2016, the Company did not own any securities that could be classified as either "level 2" or "level 3." All securities owned are "level 1" as described above, and were valued at readily available quoted market prices.

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and research services.

Property and Equipment

Property and equipment is stated at cost and is depreciated over the estimated useful lives of the assets based on accelerated methods.

3. **NET CAPITAL REQUIREMENTS**

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $53,028 which was $48,028 in excess of the amount required.

4. **LEASE**

The Company has not entered into a lease with the landlord, but has an agreement to pay $500.00 per month. The Company does have to give two months notice if the Company wants to move from the premises.

5. **INCOME TAXES**

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for individual federal income taxes on his share of the Company's income, deductions, losses and credits.

6. **CONTINGENCIES**

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7. **FAIR VALUE**

The Company's financial instruments approximate fair value.

8. **RELATED PARTIES**

Suresh Bhirud, president and shareholder of Bhirud Associates, Inc., received a salary of $62,000 for the year ending December 31, 2016.

9. **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 1, 2017, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

BHIRUD ASSOCIATES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016

NET CAPITAL:

Total stockholder's equity $ 67,752

Deductions and/or charges:
  Non-allowable assets:
    Prepaid expense   (1,089)
    Property and equipment, net   (12,092)

Net capital before haircuts on securities positions   54,570

Haircuts on securities positions   (1,542)

Undue concentration   -

Net Capital $ 53,028

AGGREGATE INDEBTEDNESS:
  Items included in the statement of financial condition:
    Accounts payable and accrued expenses $ 11,875

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:
  Minimum net capital required (6-2/3% of aggregate indebtedness) $ 792

  Minimum net capital required $ 5,000

Excess net capital $ 48,028

Net capital less greater of 10% of total AI or 120% of min. net capital $ 47,028

Percentage of aggregate indebtedness to net capital is   22%

The above computation agrees with the December 31, 2016 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.



VB&T

Certified Public Accountants, PLLC

250 W57th Street	E-mail:
Suite 1632	fvb@getcpa.com
New York, NY 10107	rtse@getcpa.com
T:1.212.448.0010	info@getcpa.com
F:1.888.997.2262	www.getcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Bhirud Associates, Inc

We have reviewed management's statements, included in the accompanying management assertion letter, in which (1) Bhirud Associates, Inc (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that Bhirud Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

VB&T Certified Public Accountants, PLLC

New York, NY
February 1, 2017

Bhirud Associates, Inc.

Assertions Regarding Exemption Provisions

We, as members of management of Bhirud Associates, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2016 through December 31, 2016.

Bhirud Associates, Inc

By: _____

Suresh Bhirud, President

January 30, 2017

6 Thorndal Circle, Suite 205
Darien, CT 06820

TEL (203) 662-6659
FAX (203) 621-2240
suresh@bhirud.com